SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FBR & CO.

(Name of Issuer)

FBR & CO. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30247C 400

(CUSIP Number of Class of Securities)

Gavin A. Beske

Senior Vice President and General Counsel

1001 Nineteenth Street North

Arlington, VA 22209

(703) 312-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,000,000.00	$3,735.20

*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that one million outstanding shares of common stock, par value $0.001, are being purchased at the maximum possible tender offer price of $29.00 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00012880.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the tender offer by FBR & Co., a Virginia corporation (“FBR” or the “Company”), to purchase up to one million shares of its common stock, $0.001 par value per share (the “shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of not less than $28.00 and not more than $29.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together, as each may be amended or supplemented from time to time, constitute the “tender offer.” The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference

Item 2.	Subject Company Information.

(a) The name of the issuer is FBR & Co. The address and telephone number of FBR & Co. is set forth under Item 3.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The address of the Company’s principal executive office is 1001 Nineteenth Street North, Arlington, Virginia, 22209. The telephone number of the Company is (703) 312-9500. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Reference is made to the information set forth under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated July 24, 2014.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 21, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on July 21, 2014).

(a)(5)(ii)*	Press Release, dated July 24, 2014.

(b)	Not applicable.

(d)(1)(i)	2006 Long-Term Incentive Plan (as Amended and Restated Effective October 22, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, which was filed with the Commission on November 8, 2013).

(d)(1)(ii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).

(d)(1)(iii)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).

(d)(1)(iv)	Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(v)	2007 Employee Stock Purchase Plan, amended as of June 1, 2011 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 2, 2011).

(d)(1)(vi)	Form of resolution of the Registrant’s Board of Directors with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(vii)	Employment Agreement, dated December 13, 2012, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 13, 2012).

(d)(1)(viii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).

(d)(1)(ix)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).

(d)(1)(x)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xi)	RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xii)	Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xiii)	FBR & Co. Retention and Incentive Plan (“RI Plan I”) (Effective February 8, 2012) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xiv)	Form of Retention and Incentive Plan Award Letter under RI Plan I (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xv)	Form of RSU Award Letter under RI Plan I (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xvi)	FBR & Co. Retention and Incentive Plan II (“RI Plan II”) (Effective February 5, 2012) (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xvii)	Form of Retention and Incentive Plan Award Letter under RI Plan II (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xviii)	Form of RSU Award Letter under RI Plan II (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xix)	2013 Performance Share Unit Program (Effective March 11, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xx)	Form of 2013 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xxi)	2013 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xxii)	Form of 2014 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).

(d)(1)(xxiii)	2014 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.

By:	/s/ Bradley J. Wright

Name:	Bradley J. Wright
Title:	Executive Vice President and Chief Financial Officer

Dated: July 24, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated July 24, 2014.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 24, 2014.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 21, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on July 21, 2014).

(a)(5)(ii)*	Press Release, dated July 24, 2014.

(b)	Not applicable.

(d)(1)(i)	2006 Long-Term Incentive Plan (as Amended and Restated Effective October 22, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, which was filed with the Commission on November 8, 2013).

(d)(1)(ii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).

(d)(1)(iii)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-138824), filed on November 17, 2006).

(d)(1)(iv)	Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(v)	2007 Employee Stock Purchase Plan, amended as of June 1, 2011 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 2, 2011).

(d)(1)(vi)	Form of resolution of the Registrant’s Board of Directors with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed on May 10, 2007).

(d)(1)(vii)	Employment Agreement, dated December 13, 2012, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 13, 2012).

(d)(1)(viii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).

(d)(1)(ix)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 21, 2008).

(d)(1)(x)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

Exhibit No.	Description
(d)(1)(xi)	RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xii)	Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 16, 2010).

(d)(1)(xiii)	FBR & Co. Retention and Incentive Plan (“RI Plan I”) (Effective February 8, 2012) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xiv)	Form of Retention and Incentive Plan Award Letter under RI Plan I (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xv)	Form of RSU Award Letter under RI Plan I (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on February 14, 2012).

(d)(1)(xvi)	FBR & Co. Retention and Incentive Plan II (“RI Plan II”) (Effective February 5, 2012) (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xvii)	Form of Retention and Incentive Plan Award Letter under RI Plan II (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xviii)	Form of RSU Award Letter under RI Plan II (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013).

(d)(1)(xix)	2013 Performance Share Unit Program (Effective March 11, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xx)	Form of 2013 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xxi)	2013 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 15, 2013).

(d)(1)(xxii)	Form of 2014 Performance Share Unit Award Letter (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).

(d)(1)(xxiii)	2014 Performance Share Unit Award Letter to Richard J. Hendrix (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 7, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.